UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Garcia II, Ernest C.
   2525 East Camelback Road, Suite 500
   Phoenix, Arizona  85016
2. Issuer Name and Ticker or Trading Symbol
   Ugly Duckling Corporation (UGLY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   11/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     4,500,000      D  Direct
Common Stock                                  11/13/00    P        360,000       A  $5.50 (1)                   I  Indirect-V
Common Stock                                  11/14/00    P        58,000        A  $5.50 (2)                   I  Indirect-V
Common Stock                                  11/14/00    P        85,500        A  $5.38 (3)    503,500        I  Indirect-V
Common Stock                                  11/15/00    P        18,800        A  $5.50 (4)    18,800         I  Indirect-VRC

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) These 360,000 shares of Common Stock of UGLY were acquired on 11/13/00 by Verde Investments, Inc. ("Verde") at a purchase price of $5.50 per share. The Reporting Person is the president and sole shareholder of Verde. Verde is an affiliate of Issuer.

(2) These 58,000 shares of Common Stock of UGLY were acquired on 11/14/00 by Verde Investments, Inc. ("Verde") at a purchase price of $5.50 per share.

(3) These 85,500 shares of Common Stock of UGLY were acquired on 11/15/00 by Verde Investments, Inc. ("Verde") at a purchase price of $5.375 per share.

(4) These 18,800 shares of Common Stock of UGLY were acquired on 11/15/00 by Verde Reinsurance Company, Ltd. ("VRC") at a purchase price of $5.50 per share. The Reporting Person is the director, managing director and sole shareholder of VRC. VRC is an affiliate of Issuer.

-   Power of Attorney is included and made a part of this filing.


SIGNATURE OF REPORTING PERSON

/S/ By: JON D. EHLINGER
-----------------------------

    For: Ernest C. Garcia, II

DATE 11/07/00

                                POWER OF ATTORNEY
                                  (E. Garcia II)

         I hereby appoint Jon D. Ehlinger, attorney-in-fact for me, with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

        This power of attorney is effective from the date hereof until December 1, 2001, unless earlier revoked or terminated.

                                                     /s/ ERNEST C. GARCIA II
                                                     ---------------------------
                                                     Ernest C. Garcia II


Dated:   December 6, 2000